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SEC FILE NUMBER
8- 53514

SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First National Capital Markets, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1620 Dodge Street
(No. and Street)

Omaha (City) — Nebraska (State) — 68197 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. David Cota, President — (402) 602-7485 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100 (Address) — Omaha (City) — Nebraska (State) — 68102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Cota, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to First National Capital Markets, Inc., for the year ended December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

David Cota
Name

President
Title

Nancy R. Targy
Notary Public

GENERAL NOTARY - State of Nebraska
NANCY R. TARGY
My Comm. Exp. August 4, 2015

This report** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ Notes to Financial Statements.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuance to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ☒ (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
- ☒ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3 under the Securities Exchange Act of 1934.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (Not Required).
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (Not Required).
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report (Filed Separately).
- ☒ (n) A copy of the Exemption Report (Filed Separately).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST NATIONAL CAPITAL MARKETS, INC.

(SEC I.D. No. 8-53514)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2014 AND INDEPENDENT AUDITORS' REPORT

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
as a **PUBLIC** Document

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 997 7875
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
First National Capital Markets, Inc.
Omaha, Nebraska

We have audited the accompanying statement of financial condition of First National Capital Markets, Inc. (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of First National Capital Markets, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2015

FIRST NATIONAL CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

CASH AND CASH EQUIVALENTS	$2,950,125
RECEIVABLES:	
Commissions	246,809
Affiliate	35,966
Other	44,662
Total receivables	327,437
SECURITIES OWNED	260,249
PREPAID EXPENSES AND OTHER ASSETS	111,202
DEPOSIT WITH CLEARING ORGANIZATION	75,000
PROPERTY AND EQUIPMENT - Net	-
INVESTMENT IN PARTNERSHIP	219,645
TOTAL	$3,943,658

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued compensation and benefits	$ 316,004
Accrued expenses and other liabilities	229,992
Income taxes payable	11,217
Accounts payable to affiliates	135,110
Total liabilities	692,323
COMMITMENTS AND CONTINGENCIES (Note 8)	
STOCKHOLDER'S EQUITY:	
Common stock, $1.00 par value; 10,000 shares authorized, issued and outstanding	10,000
Additional paid-in capital	640,000
Retained earnings	2,601,335
Total stockholder's equity	3,251,335
TOTAL	$3,943,658

See notes to statement of financial condition.

FIRST NATIONAL CAPITAL MARKETS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2014

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First National Capital Markets, Inc. (the "Company"), is a wholly owned subsidiary of First National Investment Banking, Inc., which is a wholly owned subsidiary of First National of Nebraska, Inc. (the "Parent Company"). The Company is engaged in the purchase and sale of an array of financial products including traditional securities products, fixed income and money market securities, and investment advisory products and services. In addition, the Company offers services including bond accounting, portfolio analysis, financial reporting, underwriting, and safekeeping. Service fees result from amounts collected from independent contract brokers for processing securities trades and from amounts collected for administrative and compliance services. The Company executes and clears trades through independent third-party clearing firms.

The Company is registered with the Securities and Exchange Commission (the SEC) and operates as a separate entity as a registered member of the Financial Industry Regulatory Authority, Inc.

The Company is exempt (under paragraph (k)(2)(i) and (k)(2)(ii)) from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash Equivalents — The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

Securities Owned — Securities owned are carried at fair value and consist of municipal warrants.

Securities Transactions — Securities transactions are recorded on a trade-date basis.

Income Taxes — The Company is included in the consolidated income tax return of the Parent Company. Under the liability method used to calculate income taxes, the Company provides deferred taxes for differences between the financial statement carrying amounts and tax basis of existing assets and liabilities by applying currently enacted statutory rates that are applicable to future periods.

Deferred taxes relate to employee benefits, prepaid expenses, and the partnership investment. The Company had deferred tax assets of $12,384 and deferred tax liabilities of $12,165 at December 31, 2014. Net deferred taxes of $219 are reflected in prepaid expenses and other assets on the statement of financial condition.

The Company has no liability recorded at December 31, 2014, for uncertainty in income taxes or for interest and penalty payments. The tax years 2011 through 2013 remain open to examination by the major taxing jurisdictions in which the Parent Company files the consolidated income tax return.

Subsequent Events — As required by Financial Accounting Standards Board Accounting Standards Codification 855-10, *Subsequent Events,* the Company evaluated subsequent events through the date the financial statements were issued. The Company did not have any subsequent events that would require recognition or disclosure in the financial statement or notes as of December 31, 2014.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital (net capital ratio) not exceed 15 to 1 (minimum capital of at least 6 2/3% of aggregate indebtedness), as defined under such provisions. Net capital, net capital requirement, and net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $2,643,485, which was $2,393,485 in excess of required capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.26 to 1.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with the "Fair Value Measurements and Disclosures" Topic of the FASB Accounting Standards Codification (ASC), the Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarch, the category level disclosed is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety. In summary, the hierarchy prioritizes inputs to valuation techniques into three levels:

- Level 1 – Quoted prices in active markets for identical assets/liabilities. The Company has no Level 1 assets.

- Level 2 – Includes prices based on other observable inputs, including quoted prices for similar assets/liabilities. The Company's Level 2 assets include municipal warrants.

- Level 3 – Includes unobservable inputs and may include the entities own assumptions about market participant assumptions.

The following table summarizes assets measured at fair value on a recurring basis by the "Fair Value Measurements and Disclosers" Topic of the FASB ASC Hierarchy levels described above as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Securities owned	$ -	$260,249	$ -	$260,249
Total assets accounted for at fair value:	$ -	$ 260,249	$ -	$ 260,249

The valuation techniques used to measure the fair values by type of investment in the above table follow:

- Securities owned – The Company's municipal warrants are categorized as Level 2 as the Company's valuations utilize observable sales prices for similar warrants.

4. PROPERTY AND EQUIPMENT

The Company's property and equipment as of December 31, 2014, consisted of the following:

Software	$ 218,870
Accumulated depreciation and amortization	(218,870)
Net property and equipment	$ -

5. RELATED PARTY TRANSACTIONS

The Company provides services to other affiliates of the Parent Company, including First National Bank of Omaha (FNBO). These services include federal funds transfers, bond accounting, portfolio trades, and repurchase agreements and negotiable certificates of deposit dealer services. At December 31, 2014, $35,966 was due to the Company from an affiliate for services provided.

In addition, the Company has a service agreement with the Parent Company and FNBO in which FNBO provides the Company with certain services including purchasing, personnel, general ledger, website development, financial services, executive support, financial, operational, and information systems audit services, compliance, audit and consulting services, branding/trademark modifications, and miscellaneous other corporate services. The Company is billed for such services based on various allocation methods. At December 31, 2014, the Company owed its affiliates $135,110 for services provided.

At December 31, 2014, the Company held cash of $350,125 with FNBO.

The Company has a $5,000,000 line of credit with the Parent Company. There were no amounts outstanding as of and for the year ended December 31, 2014. The line of credit accrues interest on the outstanding principal at a variable interest rate equal to one month LIBOR plus 2.75%.

Transaction terms with related parties are not necessarily indicative of the terms that would be present if the parties were unrelated.

6. EMPLOYEE BENEFIT PLANS

Employees of the Company participate in employee benefit plans sponsored by the Parent Company. Among them is a noncontributory defined benefit pension plan. The Company is allocated its share of the cost of this plan. At December 31, 2014, the Company's share of the benefit was $7,397, which is recorded as a contra liability on the statement of financial condition.

The Parent Company also sponsored post-retirement medical and death benefits to retired employees meeting certain eligibility requirements for part of 2014. The medical plan was contributory, whereby the retired employee paid a portion of the health insurance premium, and contained other cost-sharing features such as deductibles and coinsurance. In 2014, the Parent Company determined it would no longer provide post-retirement medical and death benefits and therefore, they accounted

for the elimination of benefits as a curtailment. The Company is allocated its share of costs for the post-retirement benefit plan. At December 31, 2014, the Company's share of the benefit obligation was $0.

In addition to the pension and post-retirement benefit plans, the Parent Company also has a contributory defined contribution plan, which covers substantially all employees. The Company is allocated its share of costs for the defined contribution plan. At December 31, 2014, the Company's share of the benefit obligation was $57,578, which is recorded as a liability on the statement of financial condition.

7. INVESTMENT IN PARTNERSHIP

The Company has an interest in a limited partnership. This partnership fund holds investments in real estate ventures. The Company's partnership interest is less than 7% of the partnership's total capital and is accounted for at cost of $219,645, net of impairment. The Company assesses this investment for impairment on an annual basis. No impairment was recorded during the year ended December 31, 2014.

8. COMMITMENTS AND CONTINGENCIES

The Company is involved in various legal matters in the normal course of its business. At December 31, 2014, management does not believe that any such matters, either individually or in the aggregate, will materially affect the Company's financial position.

* * * * *

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 997 7875
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
First National Capital Markets, Inc.
Omaha, Nebraska

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First National Capital Markets, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 24, 2015

First National
Capital Markets
Member FINRA & SIPC

First National Capital Markets, Inc.

Exemption Report

We as members of management of First National Capital Markets, Inc., (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii), (the "exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: *(2)(i) and (2)(ii),* (the "exemption provisions") and (2) we met the identified exemption provisions for the period June 1, 2014 through December 31, 2014 without exception.

David Cota
David Cota, President

February 24, 2015

1620 Dodge Street Stop 1104 • Omaha, Nebraska 68197 • 402.602.7463 • 800.989.2999 • www.fncapitalmarkets.com